

Mail Stop 3720

June 5, 2008

VIA US MAIL AND FAX (408) 933-4960
Mr. James Monroe III
Chairman of the Board and Chief Executive Officer
Globalstar, Inc.
461 South Milpitas Blvd.
Milpitas, CA 95035

> **Re: Globalstar, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-K/A**
> **Filed March 17, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **File No. 001-33117**

Dear Mr. Monroe:

      We have reviewed your supplemental response letter dated May 14, 2008 as well as your filing and have the following comments. As noted in our comment letter dated April 29, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Globalstar System, Property and Equipment, page 58

1. It appears that your critical accounting estimates may been predicated on an expectation to "generate sufficient incremental cash from the sales of Simplex products and services, including its new SPOT satellite messenger product and service." We note that this is consistent with your disclosure on page 26, that your "business plan assumes a rapidly growing subscriber base for Simplex products" … otherwise, "(y)our business, financial condition, results of operations and liquidity could be materially and adversely affected." In your consideration of current and future undiscounted cash flows for indicators of asset recoverability, disclose how the cash flow contributions from Simplex revenues impacts the quantitative value of your assumptions and their sensitivity to change. In particular, tell us the percentage contribution of Simplex products and services towards revenues currently and the related number of subscribers, and your assumptions on future revenue and subscriber growth.

Service Revenue, page 63

2. We note your response to prior comment 5 and have the following comments.

    -   In Item 6 (Selected Financial Data), please separately disclose a total number for retail subscribers, which is included in the calculation base of retail ARPU. Also, since you report a number for total subscribers, please separately report total ARPU or tell us why this information is not necessary. Please also separately report Simplex ARPU and wholesale ARPU and the related number of subscribers to enhance your investors' understanding of the shifts or changes in your subscriber mix or tell us why this information is not necessary. In this regard, we note that the disaggregated ARPU was presented in your initial public offering filing. Please provide the same information in Item 2 of the Form 10-Q.
    -   Please tell us and significantly expand your disclosure to address how year-over-year changes in the Simplex and wholesale ARPU and the related number of Simplex and wholesale subscribers impacted revenues and whether most of the increase in total subscribers could be attributed to Simplex and wholesale subscribers. In this regard, we note that notwithstanding the 8% increase in total subscribers, retail subscribers only accounted for 40% of total subscribers but contributed 95% towards total revenue.
    -   Please tell us if the "price reductions aimed at maintaining [y]our subscriber base despite (y)our two-way communication issues" constitute the credits that you refer to on page 89.

Contractual Obligations, page 76

3. We note your response to prior comment 7 that at the filing date, the Company had "access to an additional $100 million term loan through its credit agreement." We understand from your disclosure on page 72 that you were permitted to incur additional term loans on an equally and ratably secured, pari passu basis in an aggregate amount of up to $250 million (or $100 million more than your $50 million revolving credit facility and $100 million delayed draw term loan) subject to certain conditions. Accordingly, please tell us and disclose the following.

    -   What the nature of pro forma compliance is, with respect to your ability to incur additional indebtedness of $100 million.
    -   If at December 31, 2007, no event of default existed and if you were in pro forma compliance with all of the financial covenants of the credit agreement for the purpose of incurring additional indebtedness of $100 million.
    -   If your conclusion with respect to "sufficient liquidity to fund obligations for the next twelve months" was predicated on your access to an additional $100 million of indebtedness. Additionally, please tell us and disclose, if true, that you had sufficient liquidity to meet your operating requirements *and* fund your obligations within the twelve months following the December 31, 2007 balance sheet date.

Inventory, page 87

4. We note your response to prior comment 6. Notwithstanding your response, please
    revise to include the write-down of inventory in cost of services. Refer to the SEC
    Observer comments in EITF 96-9.

Revenue Recognition and Deferred Revenues, page 89

5. We note your response to prior comment 8 and have the following comments.
    *   Please tell us why the approved period for the customer credits on the annual service
        plan covers the beginning of the earning period.
    *   Since you accrue anticipated customer credits on the annual service plan, please tell
        us why you record an adjustment to the cumulative revenue recognized to date,
        instead of applying the credits against the accrual.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Note 13 – Subsequent Events, page 13
Convertible Notes Offering, page 14

6. Citing your basis in the accounting literature, tell us in detail how you are accounting for
    the conversion feature of the notes. Please tell us and disclose the events that may occur
    on or before April 1, 2013, that could constitute a "make whole fundamental change"
    entitling holders to an increase in the conversion rate. Additionally, tell and disclose how
    the conversion rate is re-determined. Please clarify your disclosure to state if under any
    circumstances, holders could receive cash (excluding escrow interest) in addition to the
    maximum conversion rate of 240.9638 shares of common stock per $1,000 principal
    amount of notes.

Common Stock Offering and Share Lending Agreement, page 13

7. Tell us how you are presenting the borrowed shares on your balance sheet.

8. Citing your basis in the specific accounting literature, tell us in detail how you are
    accounting for the share lending agreement and why the borrowed shares are not
    considered outstanding for the purpose of computing and reporting your earnings (loss)
    per share. Also, tell us what is meant by "the effect of substantially eliminating the
    economic dilution that otherwise would result from the issuance of the borrowed shares."

9. Tell us whether there exists any circumstance under which the borrowed shares could
    ultimately be retained by the borrower.

10. Please tell us and clarify your disclosure to state whether the borrowed shares are the subject of a future public offering, were covered under the S-3 which was made effective as of April 1, 2008, or have been offered to the public in a private placement and whether they have registration rights. It is unclear to us if these shares are free trading shares.

Marketing, General and Administrative, page 28

11. Please tell us the nature of the change in the Executive Incentive Compensation Plan that resulted in increased non-cash executive compensation costs. In this regard, we note your disclosure on page 116 of the Form 10-K, with respect to $21.4 million non-vested share awards related to the Company's Executive Compensation Plan…, of which $14.9 million is related to share awards that have not been issued. Tell us your basis of measurement for share awards that have not been issued and explain when share awards are constructively issued.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director